EXHIBIT 13 - 1999 Annual Report to Shareholders

                              * * *

                          "FRONT COVER"

               "schematic of a Mod-U-Kraf house"

              Mod-U-Kraf Homes, Inc.
                       1999
                  ANNUAL REPORT

                              * * *

                      "INSIDE FRONT COVER"

FRONT COVER: Personal home of
Chris, Tammy, Jake and Cyle Angie
Builder: Chris Angie
Location: Morganton, North Carolina


BELOW:                      BELOW:
The "Windsor"               The "Windsor" with brick exterior & garage
1999 Richmond Home Show     Builder: Chris Angie
                            Location: Morganton, North Carolina
"Photograph of a Mod-U-Kraf "Photograph of a Mod-U-Kraf home" home"




                              * * *

To Our Shareholders

	Your management and board of directors report continued profitability for the year 1999 for your company.


The Company is pleased to report a record setting year in both sales and profitability. These results are attributable to a strong housing industry and excellent weather conditions throughout the entire year. Increased profitability is the result of increased manufacturing efficiency in our Weaver Street plant and the high volume of sales from having both plants running the entire year. The original Old Franklin Turnpike plant was shutdown for all of 1998 due to reduced demand for most of the year. The plant was restarted at the beginning of 1999 and ran the entire year. The favorable weather conditions also allowed us to keep finished goods inventory at lower levels than has normally been possible in prior years.

Net sales for the year ending, December 31, 1999 were $22,245,279 which compares to net sales in 1998 of $15,586,511. Net income, after taxes, for the year ending December 31, 1999, was $1,042,985 which compares to net income, after taxes, for the year 1998 of $115,397. Net income for 1999 amounts to $1.26 per common share, which compares to net income, after taxes, of $0.14 per share during fiscal year 1998.

We have continued to make modifications and improvements in our new manufacturing facility during the year. 1999 was a year of product diversification for the company since Multi-family Projects, University Student Housing, Office Buildings, Motels and Assisted
Care Living Center were built during the year.

A Vice President of Operations and a Vice President of Administration were promoted from our existing staff to help manage the increased production and sales experienced during the year.

Our Designer Series Model Home, the Wellington, located in Roanoke, Virginia has continued to "show-case" the tremendous potential of our code-complying products. We have added several new homes to the Designer line with gratifying sales results. We expect to add additional homes to our total line of homes during the year 2000.

Mod-U-Kraf's management and Board of Directors appreciate the continued support of our shareholders and employees.

				  Dale H. Powell
                          President and Chairman of the Board





LEGAL COUNSEL                       EXECUTIVE OFFICES
---------------------------------   -------------------------------------
Hunton & Williams                   201 Old Franklin Tkpe. (P.O. Box 573)
Richmond, Virginia                  Rocky Mount, Virginia

INDEPENDENT ACCOUNTANT              TRANSFER AGENT
---------------------------------   -------------------------------------
Brown Edwards & Company, L.L.P.     First Union Bank
Roanoke, Virginia                   Charlotte, North Carolina

A COPY OF THE FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE THROUGH THE COMPANY AT NO COST TO A SHAREHOLDER UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY AT P.O. BOX 573, ROCKY MOUNT, VIRGINIA 24151.

                              * * *

	INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Mod-U-Kraf Homes, Inc. and Subsidiary
Rocky Mount, Virginia


	We have audited the accompanying consolidated balance sheets of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1999, 1998, and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.


                                    Brown, Edwards & Company, L.L.P.

                                    CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
January 25, 2000


                              * * *


Business Information

	Mod-U-Kraf Homes, Inc. (the Company), was incorporated as a Virginia Corporation on August 19, 1971. It is engaged in the business of manufacturing and selling custom-built, code complying sectionalized homes of its own design. The Company has built over 8,000 homes in 29 years of business at its corporate headquarters in Rocky Mount, Virginia.
	The Company markets its homes in Virginia, West Virginia,
North Carolina, South Carolina, Maryland, eastern Tennessee, and eastern Kentucky. Mod-U-Kraf employs territory sales representatives to market its homes regionally and offers its homes primarily to builders, land developers, and Realtors who act as "turnkey" contractors.
    	These homes are available in over 65 standard models ranging in size from 705 square feet to 4,300 square feet. There are over 100 options to allow for custom choices in exterior and interior designs. Styles of homes offered include cape cod, country homes, and vacation homes. These homes allow for great rooms, spacious kitchen-dining-living areas, ample closets and fireplaces. In addition to single family homes, the Company also builds duplexes, townhouses, motel units, medical centers and office buildings.
    	All Mod-U-Kraf products are constructed in one of two production facilities. All homes are built inside a production facility out of weather and harms way by a work force of approximately
170 skilled craft people and technicians specially trained in their areas and take great pride in their work.
    	The units are transported to the construction site after being loaded on specially designed transporters. At the site, the units are off-loaded by crane to a permanent foundation. They are then secured together by a "zip-up" procedure and completed by the contractor, who makes plumbing and electrical connections, does final grading and landscaping, and adds exterior finish.
    	Mod-U-Kraf's motto "After 29 years our reputation is still building" emphasizes the years of philosophical commitment to quality craftsmanship and new product development. Hi-tech production facilities, name brand materials, and skilled workmanship insure increased productivity, high quality, and ultimate customer satisfaction. Utilizing proven sales techniques, keeping sales exhibits current, and providing in-house sales consultation strengthens our ability to remain competitive in the marketplace.
    	Management takes great pride in the fact that offering quality products and service has enabled us to maintain the same builders for many years. Mod-U-Kraf looks forward to a future of increased profitability and its commitment to provide premier sectionalized homes to the marketplace.
    	The Company's business cannot be characterized as comprising more than one industry segment.



	MARKET AND DIVIDEND INFORMATION

	The Corporation's common stock is traded in the over-the-counter market. The number of shareholders as of February 15, 2000 was 368. The range of bid and ask quotations and dividends declared for the last two calendar years are listed below.

	QUOTATIONS ON COMMON STOCK

	               1999                          1998           Dividends
            BID            ASK            BID            ASK       Declared
	 High    Low    High    Low    High   Low    High    Low     1999  1998

First  5 3/4  5 3/4    8       8     6      6      7 1/2   7 1/2  $0.03 $0.03
Second 5 3/4  5 3/4    8       8     5 7/8  5 7/8  7 1/2   7 1/2  $0.03 $0.03
Third  5 3/4  5 3/4    8       8     5 7/8  5 7/8  7 1/2   7 1/2  $0.03 $0.03
Fourth 5 3/4  5 3/4    8       8     5 3/4  5 7/8  8       7 1/2  $0.03 $0.03


Source:  Wheat First Union & Koonce Securities, Inc.

The Corporation presently expects to pay dividends in the future as earnings permit.


                              * * *


	OTHER BUSINESS DATA
	SELECTED FINANCIAL DATA

	Year Ended December 31,

                       1999        1998        1997	   1996        1995
                       ----        ----        ----      ----        ----
Net Sales          $22,245,279 $15,586,511 $16,072,448 $11,372,471 $9,083,419
0perating Inc(Loss)  1,617,544     348,365     376,446     323,643    542,434
Net Earnings(Loss)   1,042,985     115,397     180,685     177,663    378,824
Earnings(Loss) Per Share
Primary & Fully Diluted(1)1.26        0.14        0.22        0.22       0.46
Cash Dividends Per Sh  (1)0.12        0.12        0.12        0.12       0.12
Total Assets        11,008,450   9,235,319   9,075,041   9,617,921  7,845,504
Current Ratio        2.77 to 1   3.67 to 1   4.40 to 1   3.72 to 1  5.17 to 1
Deferred comp.         925,123   1,003,402   1,075,307   1,147,186  1,206,188
Book Value Per Share   (1)6.91        5.76        5.74        5.65       5.55

(1) 	Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options.


           Management's Discussion and Analysis of
         Financial Condition and Results of Operations

 Net Sales for 1999 of $22,245,279 increased 42.72% over 1998 net sales of $15,586,511. This increase in revenues is the result of a 44% increase in the number of modular units sold due to having both plants running the entire year and a strong demand for our homes.
	Gross Profit percentage increased in 1999 to 24.72% from 22.13% in 1998. The manufacturing process in our new facility showed significant improvement over the prior two years of operation. The old manufacturing facility was started back up at the beginning of 1999 due to the increased demand for our houses. This facility did not experience the production inefficiencies the newer facilty did upon opening.
	Our Selling, General and Administrative Expense as a percentage of sales dropped in comparison to the prior year. Actual dollars spent increased 25% for the year, a majority of which was sales related for sales commissions and builder discounts on the increased sales volume.
Selling, General and Administrative Expense as a percentage of net sales decreased for 1999 to 17.44% from 19.90% in 1998.
	We are reporting Non-operating income for the year as opposed to non-operating expense in the prior year due to the gain on the property taken by the state in order to widen Route 40 which runs in front of our home office. The State has deposited $175,596 in a bank account based on their assessed value of the land. Management has not settled with the State on the final value of the land. The Non-Operating income is also partly attributable to increased investment income. At the end of 1999, the Company had $700,000 in certificates of deposits and a majority of the remaining cash was in either a money market account or an investment sweep account.
	Management believes that the market for its modular housing is likely to remain strong for the foreseeable future. The Company intends to capitalize on this anticipated demand by continuing to improve its production capacities and efficiency, which it expects will result in improved revenues and gross profit margins. The Company's success in realizing these goals will be affected by weather conditions in its market and its ability to effectively control manufacturing costs, both of which may negatively impact performance. Demand for the Company's products also is sensitive to general economic conditions in its market and would be negatively affected by any economic downturn.
	To date, the year 2000 problem has had no significant effect on Mod-U-Kraf Homes, Inc. We surveyed our key vendors as to their year 2000 readiness during 1999, and all returned responses were positive. The only direct cost to the Company for this problem was our need to replace our telephone system, at a cost of $27,000.


Capital Resources and Liquidity

     Total funds generated were sufficient to meet the requirements for plant and equipment, debt retirement and dividends. By virtue of the cash and accounts receivable levels, the company feels that it has adequate liquidity for continued successful operations.
     The Company believes that the effect of inflation on the results for the periods presented is not material. To the extent permitted by competition, the Company passes increased cost on to its customers by increasing sales prices from time to time.


                              * * *

                  MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                       CONSOLIDATED BALANCE SHEETS
                       December 31, 1999 and 1998

            ASSETS                          1999            1998
CURRENT ASSETS
  Cash and cash equivalents            $  2,694,694      1,653,742
  Trade and other receivables               663,622        351,972
  Inventories (Note 2)                    2,214,484      1,618,016
  Notes receivable(Note 3)                  548,063        645,962
  Income taxes receivable (Note 7)              -           76,900
  Prepaid expenses                           26,557         34,627
                                          ---------      ---------
            Total current assets          6,147,420      4,381,219

NOTES RECEIVABLE (Note 3)                   142,277          7,663

PROPERTY AND EQUIPMENT(Note 4 and 6)      3,350,249      3,574,488
OTHER ASSETS
  Deferred taxes (Note 7)                   344,810        416,381
  Cash surrender value of officers' life
  insurance                                 167,773        157,732
  Reimbursement account (Note 6)            174,149        155,160
  Eminent domain deposit (Note 11)          175,596            -
  Debt issue costs                           61,430         65,390
  Model Homes                               444,746        477,257
                                          ---------      ---------

                                        $11,008,450     $9,235,290
                                          =========      =========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt
    (Note 6)                           $    150,000     $  150,000
  Postretirement benefits (Note 5)           85,206         78,279
  Accounts payable, trade and other
    liabilities                             776,934        545,378
  Income taxes payable (Note 7)             572,050            -
  Accrued compensation                      366,881        220,408
  Customer deposits                         264,653        157,200
                                          ---------      ---------
            Total current liabilities     2,215,724      1,151,265
POSTRETIREMENT BENEFITS(Note 5)             839,917        925,123
LONG-TERM DEBT (Note 6)                   2,250,000      2,400,000
COMMITMENTS AND CONTINGENCIES (Notes 6
 and 11)                                        -                -
                                          ---------      ---------
            Total liabilities             5,305,641      4,476,388
                                          ---------      ---------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value,
   2,000,000 shares authorized; 825,649
   shares issued and outstanding       $    825,649     $  825,649
  Additional paid-in capital                459,671        459,671
  Retained earnings                       4,417,489      3,473,582
                                          ---------      ---------
                                          5,702,809      4,758,902
                                          ---------      ---------
                                       $ 11,008,450      9,235,290
                                          =========      =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                    MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF INCOME
                Years Ended December 31, 1999, 1998, and 1997

                                 1999         1998          1997
                              ----------   ---------     ---------
Net sales                    $22,245,279  $15,586,511   $16,072,448

Cost of goods sold (Note 12)  16,832,786   12,137,023    12,613,342
                              ----------   ----------    ----------
         Gross profit          5,412,493    3,449,488     3,459,106

Selling, general and
  administrative expenses      3,794,949    3,101,123     3,082,660
                              ----------   ----------    ----------
         Operating income      1,617,544      348,365       376,446

Postretirements benefits
  expense (Note 5)                82,292       88,666        89,132

Non-operating income(expense),
 net (Note 10)                   167,375      (83,863)          349
                              ----------    ---------     ---------

  Income before income taxes   1,702,627      175,836       287,663

Federal and state income tax
  expense (Note 7)               659,642       60,439       106,978
                              ----------    ---------     ---------

            Net income       $ 1,042,985      115,397     $ 180,685
                              ==========    =========     =========

Earnings per share           $      1.26         0.14    $     0.22
                              ==========    =========      ========

The Notes to Consolidated Financial Statements are an integral part of these statements.



                     MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                 Years Ended December 31, 1999, 1998, and 1997



                                    1999     1998        1997
                                ---------- ---------- -----------

 Balance, beginning            $ 3,473,582 $3,457,263  $3,375,656

  Net income                     1,042,985    115,397     180,685

  Dividends paid
  ($.12 per share)                 (99,078)   (99,078)    (99,078)

                                  -------   ---------   ---------
Balance, ending                $ 4,417,489 $3,473,582  $3,457,263



The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               Years Ended December 31, 1999, 1998, and 1997


                                   1999         1998        1997
                                ---------    ---------   ---------
OPERATING ACTIVITIES
  Net income                   $1,042,985   $  115,397   $  180,685
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
    Depreciation and
      amortization                490,812      517,421      487,496
    Deferred taxes                 71,571       47,892       21,866
    Loss (gain) on sale
      of equipment              (   7,000)      21,807    (   4,706)
    Increase in cash value of
      life insurance            (  10,041)   (  19,854)   (  21,651)
    Adjustment to post-
     retirement benefits        (  78,279)   (  71,905)   (  71,879)
    Change in certain current
     assets and liabilities:
       (Increase) decrease in:
         Trade and other
           receivables          ( 311,650)   ( 206,528)   (  92,516)
         Inventories            ( 596,468)     635,047       36,633
         Income tax receivable     76,900    (  76,900)      46,123
         Prepaid expenses           8,070       10,259    (   1,496)
         Model homes            (   1.124)   ( 264,755)   ( 158,067)
       (Decrease) increase in:
         Accounts payable,
           trade and other
           liabilities            231,556      179,068    ( 158,918)
         Income taxes payable     572,050    (   5,847)       5,847
         Accrued compensation     146,473       58,896    (  39,609)
         Customer deposits        107,453       73,473    ( 209,928)
                                ---------    ---------    ---------
            Net cash provided
             by operating
             activities         1,567,712    1,013,471       19,880
                                ---------    ---------    ---------
INVESTING ACTIVITIES
  Proceeds from sale of
    equipment                       7,000       45,003        8,200
  Purchase of property and
   equipment, net of debt
   incurred 1998 $60,245:
   1997 $-0-; 1996 $1,554,961   ( 228,927)   (  48,645)   ( 602,303)
  Principal received on notes
  receivable                      596,597      299,486      852,984
  Notes receivable arising
    from sales                  ( 633,363)   ( 115,181)  (  701,287)
  Decrease (increase) in
    certificates of deposit           -             -       200,000
                                ----------    ---------   ---------
     Net cash provided by
      (used in) investing
      activities                ( 258,693)     180,663   (  242,406)
                                ----------    ---------   ---------
                           * * *

FINANCING ACTIVITIES
  Payments on long-term debt    ( 150,000)   ( 150,000)  ( 150,000)
  Cash dividends paid           (  99,078)   (  99,078)  (  99,078)
  Funding of reimbursement
    account                     (  18,989)       5,082   (   7,536)
  Earnings on unused
    bond proceeds                     -        113,612   (   8,138)
                               ----------    ---------   ----------
      Net cash used in
       financing activities     ( 268,067)   ( 130,384)  ( 264,752)
                               ----------    ---------   ----------
      Increase in cash and
       cash equivalents         1,040,952    1,063,750   ( 487,278)

CASH AND CASH EQUIVALENTS
  Beginning                     1,653,742      589,992   1,077,270
                                ---------   ----------   ---------
  Ending                       $2,694,694   $1,653,742  $  589,992
                                =========   ==========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Income taxes, net of
      refunds received         $  (54,732)  $   95,294   $   33,142
                                =========   ==========    =========
    Interest                   $   86,423   $  101,521   $  104,746
                                =========   ==========    =========
  Non-cash investing activity:
    Eminent domain deposit     $  175,596   $      -     $      -
                                =========    =========   ==========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1999


Note 1.  Nature of Business and Significant Accounting Policies

         Nature of Business:
         ------------------
         The Company is engaged in the business of manufacturing and selling sectionalized building units of its own design. The Company also customizes a commercial line of products consisting of multi-family and diversified specialty structures. The units are sold primarily to home builders, land developers and realtors in Virginia, Maryland, West Virginia and North Carolina.



         Principles of Consolidation:
         ---------------------------
         The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, Mountain Resort Building Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

         Concentrations of credit risk:
         -------------------------------
         In some cases, the Company provides short-term construction financing which is generally limited to 75 to 80 percent of the estimated fair market value of the completed property. The Company retains a security interest in the property until the contract is paid. The Company's exposure to loss on these contracts is limited to the difference between the receivable and the value of the collateral. The Company has not experienced any significant loss on the previous sales of repossessed collateral. In other cases, short term financing is provided through trade receivables, which are unsecured.

         Cash and Cash Equivalents:
         -------------------------
         For purposes of reporting cash flows, the Company considers most highly liquid investments with an original maturity of three months or less to be cash equivalents.

         The Company maintains its cash accounts in commercial banks located in Virginia. Accounts in each bank are guaranteed by the Federal Deposit Insurance Corporation
         (FDIC) up to $100,000 per bank. A portion of the Company's cash balance is uninsured at year end.

         During 1999, the Company entered into a treasury services agreement with a commercial bank to invest in Eurodollars.
         At December 31, 1999, the Company had approximately
         $660,000, which is not insured by the Federal Deposit
         Insurance Corporation (FDIC) and is subject to Cayman Islands Sovereign risk.

         Valuation of Trade Receivables:
         ------------------------------
         Trade and notes receivable are stated at face amount with no allowance for doubtful accounts because probable uncollectible accounts are immaterial.

         Inventories:
         -----------
         Raw materials are stated at the lower of cost (determined on a first-in, first-out basis) or market. Work in progress and finished goods are stated at the lower of average cost determined on a standard cost basis) or market. Land and units held for sale are stated at the lower of cost (determined on a specific property basis) or market.

         Depreciation:
         ------------
         Depreciation is provided principally on the straight-line method over the estimated useful lives of the depreciable assets for financial reporting purposes. Statutory methods and lives are used for income tax purposes.

         Model Homes:
         -----------
         Model homes consist of manufactured units at cost plus site preparation and completion costs. All costs except the manufactured unit are amortized over the estimated useful life of the model, typically five years. The manufactured units are transferred to inventory and sold at the conclusion of their useful life.

         Income Taxes:
         ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences from current recognition of deferred compensation for financial reporting purposes and deferred recognition for income tax purposes. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Customer deposits:
         -----------------
         Customer deposits consist primarily of payments received for which the revenue recognition criteria described below has not been met. Ultimately, the deposits are applied to the cost of the purchase.

         Recognition of Revenue:
         ----------------------
         Revenue is recognized for cash-in-advance sales when production of the unit is complete and for sales on account when the unit is delivered. Revenue is recognized for Company financed sales when the financing instrument is executed and production of the unit is complete.

                              * * *

         Estimates:
         ---------
         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

         Earnings Per Share:
         ------------------
         Earnings per share are based on the weighted average number of shares of stock outstanding, which were 825,649 for 1999, 1998 and 1997.

         Advertising costs:
         -----------------
         Advertising costs, which consist primarily of newspaper and yellow page advertisements, brochures and signage are expensed as incurred

         Reclassification:
         ----------------
         The amounts presented for prior years have been reclassified, where appropriate, to conform to the presentation used for the current year.

Note 2.  Inventories

         The components of inventories are as follows:

                                          1999            1998
                                      -----------     -----------
            Raw materials            $  1,038,047    $    761,513

            Work-in-process               362,259         203,636

            Finished goods                526,900         360,451

            Land and units held
              for sale                    287,278         292,416
                                      -----------     -----------
                                     $  2,214,484    $  1,618,016
                                      ===========     ===========

         Total general and administrative costs incurred and the portion of those costs remaining in inventory are as follows:
                                1999         1998         1997
                              --------     --------     --------

           Incurred         $1,103,022    $ 975,754    $ 983,821
                              ========     ========     ========
           Remaining in
            inventory       $   43,521   $   43,401    $  60,997
                              ========     ========     ========
                            * * *

Note 3.  Notes Receivable

         Notes receivable consist of the following:

                                                 1999        1998
                                               --------    --------
        Mortgage notes receivable,
        interest ranging from 8% to 9%,
        payable in various monthly install-
        ments and balloon payments due at
        various dates through July 2003.
        Secured by deeds of trust on
        certain real estate.                 $  150,326  $  157,718

        Credit line deed of trust notes
        receivable, interest ranging from
        9% to 10.5%, payable at various
        dates through 2000.  Secured by
        deeds of trust on certain real estate.  532,351     478,862

        Other notes                               7,663      17,045
	                                        ---------   ---------
                                                690,340     653,625
                Less current portion           (548,063)   (645,962)
                                              ---------   ---------
                                             $  142,277  $    7,663
                                             ==========  ==========

Note 4.  Property and Equipment

         Major classes of property and equipment are as follows:

                                               1999         1998
                                             ---------     --------
            Land and improvements          $  775,724   $  775,724
            Buildings                       2,934,429    2,918,912
            Manufacturing equipment         2,286,299    2,150,733
            Other furniture, fixtures
              and equipment                   712,230      660,203
                                            ---------    ---------
                                            6,708,682    6,505,572
           Less accumulated depreciation   (3,358,433)  (2,931,084)
                                            ---------    ---------
                                            3,350,249    3,574,488

           Maintenance and repairs expense incurred amounted to $283,008, $169,324 and $219,212 for 1999, 1998, and
           1997, respectively.

                            * * *

Note 5.  Postretirement Benefits

         The Company is obligated under postretirement benefits agreements with two former officers. The present value of
	   these obligations, discounted at 8.5% are as follows:

                                               1999         1998
                                             ---------   ----------
         Deferred compensation benefits
         payable to the widow of O.Z. Oliver,
         former Treasurer and Chairman of
         the Board, at $6,311 monthly until
         the earlier of her death or
         September 2006.                     $  387,965   $ 428,786

         Deferred compensation benefits
         payable to Robert K. Fitts, former
         President and Chairman of the Board,
         at $5,560 monthly until his death
         after which the benefits are payable
         to his spouse, Mary L. Fitts until
         the earlier of her death or July
         2007.                                  418,742     448,491

         Postretirement benefits other than
         pensions. Details are presented below. 118,416     126,125
                                              ---------   ---------
                                                925,123   1,003,402
                  Less current portion          (85,206)    (78,279)
                                              ---------   ---------
                                             $  839,917  $  925,123
                                              =========   =========
         The Company is obligated to pay a fixed monthly amount for health care coverage to the above payees. The
         Company is also obligated to pay up to $10,000 annually in premiums for a life insurance policy assigned to the former President.

         The Company accounts for these obligations in a manner similar to that described in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" under which such costs are recognized as incurred rather that when paid. The statement is not required to be applied to benefits payable to selected employees under terms of individual contracts. However, it is management's opinion that adoption of the standard is preferable for financial reporting purposes.

Note 6.  Debt

         On July 12, 1995, the IDA of Franklin County, VA issued bonds in the amount of $3,000,000 to finance the construction of a manufacturing facility. The Series 1995 Variable Rate Demand Industrial Revenue Bonds are secured by the Company's Irrevocable Letter of Credit with Crestar Bank. The letter of credit agreement subjects the Company to certain financial and operating covenants, all of which the Company was in compliance with at year end. Crestar
         Bank holds a first lien and security interest on the new facility. The bonds are payable in equal annual principal amounts of $150,000 through 2015. The interest rate was 5.75,
         4.15 and 4.25 percent at December 31, 1999, 1998 and 1997, respectively.

         The Company has entered an agreement to purchase the facility from the IDA. The Company's obligation under the agreement is equal to the required principal and interest payments on the bonds and is payable in monthly installments currently estimated at $22,000. The monthly payments are deposited into a Reimbursement Account with Crestar Bank and used to pay all principal, interest and fees related to the Bonds. The Company also agreed to maintain an additional required deposit in the reimbursement account equal to 55 days of interest at 15.0 percent on the bonds. The Reimbursement Account balance was follows:

                                                 1999         1998
                                                 ----         ----
           Required prepaid interest deposit  $ 67,811    $  67,811
           Unused monthly principal deposits    75,000       75,000
           Earnings                             31,338       12,349
                                              --------     --------
                                              $174,149     $155,160
                                              ========     ========

                            * * *

         The Company's policy is to reflect the balance of the reimbursement account as an asset until the funds are used by the trustee for payment of bond obligations, at which time the Company reduces its obligations under the asset sale agreement.

         In July 1998, all of the remaining bond proceeds were drawn from the trustee. Debt issue costs will be amortized over the term of the debt, or 20 years.

	        Lines of Credit
	        ---------------
	        The Company has a $500,000 line of credit with Crestar Bank bearing interest at LIBOR plus .75%. The line is secured by a first lien and security interest on the new facility,
	        is payable on demand, and expires January 31, 2001. The Company also has an unsecured $500,000 line of credit with BB&T bearing interest at LIBOR plus 2.00%, payable on demand, with no established expiration.
         There were no amounts outstanding under the lines of credit as of December 31, 1999 and 1998.


Note 7.  Income Taxes

         The provision for income taxes consists of the following
         components:
                                 1999       1998        1997
                              ---------   --------    --------
          Current              $588,071   $ 12,547    $ 85,112

          Deferred               71,571     47,892      21,866
                                -------    -------     -------
                               $659,642   $ 60,439    $106,978
                               ========   ========    ========

Deferred taxes results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of the differences and the tax effect of each are as follows:

                                      1999       1998      1997
                                    --------  --------  ---------
     Differing cost basis of
       property and equipment      $  (2,533) $ 15,278  $   4,394
     Eminent domain gain              64,192       -          -
     Amounts expensed when
       incurred, deducted when paid:
       Deferred Compensation          19,729    26,782     27,314
       Warranty & accrued vacation   (10,619)    1,058   (  8,675)
       Other, net                        802     4,774   (  1,167)
                                    --------   -------   --------
                                   $  71,571    47,892  $  21,866
                                    ========   =======   ========

                              * * *

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to income before taxes for the following reasons:

                       1999             1998             1997
                   ---------------  ---------------  --------------
                          Percent          Percent          Percent
                             of               of               of
                           Pretax           Pretax           Pretax
                   Amount  Income   Amount  Income   Amount  Income
                  -------- ------  -------- ------  -------- ------
Tax expense at
  federal rate    $578,893  34.0%  $ 59,784  34.0%  $ 97,805  34.0%
Increase (decrease)
 in taxes from:
 State taxes, net
 of federal tax
 effect             68,105   4.0      7,033   4.0    11,507    4.0
 Other, net         12,644   0.7    ( 6,378) (3.6)   (2,334)  (0.8)
                   --------  -----  --------  -----  --------  ----
                  $659,642  38.7%  $ 60,439  34.4% $106,978   37.2%
                  ========  =====  ========  =====  ========  =====

Note 8.  Fair Value of Financial Instruments

         The methods used to estimate the fair value of each material class of financial instruments are as follows:

         Cash and cash equivalents, trade receivables and payables and customer deposits:
         ---------------------------------------------------
         The carrying amount is a reasonable estimate of the fair value because of the short maturity of these instruments.

         Notes Receivable:
         ----------------
         Fair values are estimated by discounting the future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities. Carrying values approximate fair values.

         Debt:
         ----
         The interest rate on the long-term debt is reset weekly to reflect current market rates. Consequently, the carrying value of debt approximates fair value.


 Note 9. Profit Sharing Plan and Trust

         The Company has a contributory profit-sharing plan complying under Section 401(k) and certain other provisions of the Internal Revenue Code. The plan covers a majority of all employees meeting minimum eligibility requirements. Participants may elect to have before-tax (salary reduction) contributions to be made to the plan on their behalf. The Company matches such before-tax contributions in the proportion determined by the Board of Directors at its discretion on an annual basis. Additionally, the Company may at the Board's discretion make an additional contribution based on the Company's pre-tax earnings. The Company's total contributions to the plan were $85,586, $27,815 and $46,134 for 1999, 1998 and 1997, respectively.

                              * * *

Note 10. Non-operating Income(Expense)

         Non-operating income(expense)consists of the following:

                                  1999        1998        1997
                                --------    --------    --------
         Interest income       $  98,310   $  79,063   $ 108,421
         Interest expense        (86,423)  ( 101,668)   (102,290)
         Bond service fees       (26,126)  (  69,135)   ( 13,260)
         Eminent domain gain
            (Note 11)            164,596         -           -
         Other, net               17,018       7,877       7,478
                                --------    --------    --------
                               $ 167,375     (83,863)  $     349
                                ========    ========    ========

Note 11. Commitments and Contingencies

         Employment Contracts:
         --------------------
         The Company is obligated under employment contracts with the President and Vice President. Combined base annual compensation under the contracts is approximately $145,000. The contracts provide for payment of incentive compensation based on certain percentages of pretax income of the Company, exclusive of any extraordinary items.

         Death Benefit:
         -------------
         The Company is obligated to provide a death benefit to the estate of the Vice President in the amount of $35,000. The Company has recognized a liability in the amount of $19,772, the estimated present value of this obligation discounted at 8.50 percent. The Company is carrying a term life insurance policy in the amount of $35,000, the purpose of which is to fund the death benefit.

         Eminent domain
         --------------
         The Commonwealth of Virginia acquired title to certain of the Company's property through the eminent domain statues. In connection therewith, the Commonwealth deposited funds With the Clerk of the Circuit Court of Franklin County, Virginia, representing its offer for the property. The Company has recorded a gain (see Note 10) based on this offer, as this is considered the minimum to be received. The Company is contesting the offer. The ultimate outcome, and additional proceeds to be received, if any, cannot be determined at this time.

         Litigation
         ----------
         A suit against the Company is pending in the United States District Court by a former employee who is seeking damages for unlawful termination. The Company is vigorously contesting the suit. The ultimate outcome of the litigation is unknown at this time. However, potential losses, including fees and costs, could reach $300,000.


Note 12. Related Party Transactions

         In the normal course of business, the Company makes purchases from a supplier owned by the estate of a director of the Company. Purchases from this supplier totaled
         $643,094 and $760,598 for 1998 and 1997, respectively.

         The Company is obligated under deferred compensation agreements to two former officers (Note 5).


                              * * *
                              OFFICERS

                           Dale H. Powell
                 President & Chairman of the Board

                         Edwin J. Campbell
           Executive Vice President & Corporate Secretary

                         Jeffrey D. Powell
              Vice President of Operations & Treasurer

                          George W. Scott
                 Vice President of Administration

                      Steven T. Montgomery
                            Controller




                              DIRECTORS

                    Dale H. Powell, Board Chairman

                          Edwin J. Campbell

                          W. Curtis Carter

                          Bobbie L. Oliver

                           Mary L. Fitts

                              * * *

                       "INSIDE BACK COVER"

  Honoring Our Employees for Participation in Community Events

Mod-U-Kraf Homes participated in the 1999 Franklin County Christmas Parade. Our company proudly accepted First Place for the Best Industrial Float. The theme of the parade was "Christmas at the turn of the Century, 1899-1999". Picture A is the group of our employees who designed the float and put it all together.
Pictures B-F are photographs of different eras that were featured on the float. (1999, 1920,1950 (D & E) and 1970) Picture
G is a group of our employees who participated in the American Heart Walk. The group raised $1,000.00.

     "Various pictures presented as described above."


                              * * *

                         "BACK COVER"

                        "company logo"

MOD-U-KRAF HOMES, INC.  P.O.BOX 573  ROCKY MOUNT, VIRGINIA
   AND SUBSIDIARY

<end of report>
??